# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: IO Biotech, Inc., CIK 0001865494
CUSIP: 449778109
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: Ole MaalOes Vej 3, Copenhagen N, Denmark (G7), DK-2200
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001750698

## Reporting persons
- Vivo Capital IX, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Vivo Capital Fund IX, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Vivo Opportunity, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,157,894; shared voting power 0; sole dispositive power 3,157,894; shared dispositive power 0; aggregate amount beneficially owned 3,157,894 (4.6% of the class)
  Comment: The number represents 3,157,894 shares of common stock, par value $ 0.001 per share (the "Common Stock") of IO Biotech, Inc. (the "Issuer"), issuable upon exercise of certain warrants. All securities are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
  
  Based on the sum of (i) 65,880,914 shares of Common Stock outstanding of the Issuer as of August 11, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the "SEC") on August 14, 2025, and (ii) 3,157,894 shares of Common Stock, issuable upon exercise of the warrants held of records by Vivo Opportunity Fund Holdings, L.P.
- Vivo Opportunity Fund Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,157,894; shared voting power 0; sole dispositive power 3,157,894; shared dispositive power 0; aggregate amount beneficially owned 3,157,894 (4.6% of the class)
  Comment: The number represents 3,157,894 shares of Common Stock of the Issuer, issuable upon exercise of certain warrants. All securities are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
  
  Based on the sum of (i) 65,880,914 shares of Common Stock outstanding of the Issuer as of August 11, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on August 14, 2025, and (ii) 3,157,894 shares of Common Stock, issuable upon exercise of the warrants held of records by Vivo Opportunity Fund Holdings, L.P.

## Item 1. Issuer
Name of issuer: IO Biotech, Inc.
Address of issuer's principal executive offices: Ole MaalOes Vej 3, Copenhagen N, Denmark, DK-2200.

## Item 2. Person Filing
Name of person filing:
Vivo Capital IX, LLC

Vivo Capital Fund IX, L.P.

Vivo Opportunity, LLC

Vivo Opportunity Fund Holdings, L.P.
Address of principal business office or, if none, residence: 192 Lytton Avenue, Palo Alto, CA 94301
Citizenship: Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
VIVO CAPITAL IX, LLC : 0

VIVO CAPITAL FUND IX, L.P.: 0

VIVO OPPORTUNITY, LLC: 3,157,894 SHARES

VIVO OPPORTUNITY FUND HOLDINGS, L.P. 3,157,894 SHARES
Percent of class:
VIVO CAPITAL IX, LLC: 0%

VIVO CAPITAL FUND IX, L.P.: 0%

VIVO OPPORTUNITY, LLC: 4.6%

VIVO OPPORTUNITY FUND HOLDINGS, L.P.: 4.6%
Sole power to vote or to direct the vote:
VIVO CAPITAL IX, LLC : 0

VIVO CAPITAL FUND IX, L.P.: 0

VIVO OPPORTUNITY, LLC: 3,157,894 shares

VIVO OPPORTUNITY FUND HOLDINGS, L.P. 3,157,894 shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
VIVO CAPITAL IX, LLC : 0

VIVO CAPITAL FUND IX, L.P.: 0

VIVO OPPORTUNITY, LLC: 3,157,894 shares

VIVO OPPORTUNITY FUND HOLDINGS, L.P. 3,157,894 shares
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Vivo Capital IX, LLC: /s/ Frank Kung, Frank Kung/Managing Member (11/14/2025)
- Vivo Capital Fund IX, L.P.: /s/ Frank Kung, Frank Kung/Managing Member of Vivo Capital IX, LLC, General Partner (11/14/2025)
- Vivo Opportunity, LLC: /s/ Kevin Dai, Kevin Dai/Managing Member (11/14/2025)
- Vivo Opportunity Fund Holdings, L.P.: /s/ Kevin Dai, Kevin Dai/Managing Member of Vivo Opportunity, LLC, General Partner (11/14/2025)